JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)
December 17, 2014
Submitted via the EDGAR System

Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Galenfeha, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 17, 2014
File No. 333-333-198573

Dear Ms. Long:

Filed concurrently herewith in response to your letter of comments dated December 8, 2014 is the registrant’s amendment no. 2 to the above referenced registration statement. For your convenience, the Registrant is also submitting a .pdf document relined to indicate changes made in this amendment compared to amendment no. 1 [filed November 25, 2014 with reference to amendment no. 2 on the facing sheet]. The registrant has made changes in response to your comments as described below.

Facing page

Comment 1. We note your response to comment 6 in our letter dated September 17, 2014. The facing page of the registration statement states that it is “Amendment No. 2” to Form S-1; however, it appears that the November 25 filing is really the first amendment to this registration statement. Since you filed the Form S-1 on September 4, 2014 and the first amendment on November 25, 2014, please be sure that when you amend this Form S-1, you label it as “Amendment No. 2 to Form S-1”.

The registrant has labeled this amendment as “Amendment No. 2” on the facing sheet.

Prospectus Cover Page

Comment 2. Please indicate the market price of your common stock as of the latest practicable date on your prospectus cover page, as required by Instruction 2 to Item 501(b)(3) of Regulation S-K.

The registrant has included current OTCPink bid and asked information about its stock price on the cover page of the prospectus.

Selling Shareholders, page 9

Comment 3. We note your response to comment 10 in our letter dated September 17, 2014. We also note that Part II information is not included in the prospectus and that you removed disclosure in this section that describes your private placement. Please revise this section to describe how the selling shareholders acquired the shares they may offer and sell pursuant to the registration statement, including the dates of the transactions in which the shares offered for resale were acquired, the number of shares purchased in each transaction, and the purchase price, if any.

The registrant has restored the information from the previous filing regarding the stockholders’ acquisition of the shares covered by the prospectus as that information is provided in Part II, Item 15 of the registration statement. Please note that this information is not required by Rule 507 of Regulation S-K, which provides as follows:

Item 507. Selling security holders. If any of the securities to be registered are to be offered for the account of security holders, name each such security holder, indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates, and state the amount of securities of the class owned by such security holder prior to the offering, the amount to be offered for the security holder's account, the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering.

The registrant asserts that the requested information is not material to a potential purchaser of the registrant’s shares in view of the existing trading market and that the only information material to an investment decision today is information about the registrant’s business and management and its financial statements and condition.

Comment 4. Please review your calculation of the number of shares in this offering and include the total at the end of the “Shares to Offer” column in the Selling Shareholders table. It appears that you may have only 25,640,000 shares listed in the Selling Shareholders table, but that you are registering the resale of 26,560,000 shares, according to the fee table. Please revise as necessary to ensure that the total amount of shares in the offering, as reflected throughout the prospectus, is consistent with the number of shares in the Calculation of Registration Fee table.

The registrant has retotaled the number of shares offered by selling stockholders and corrected the amount in the fee computation table and at every other location where the number of shares is stated.

3116 West North A Street • Tampa, Florida 33609-1544
Phone 813-874-8854 • Cell 813-892-5969 • Facsimile 800-310-1695
e-mail: jmorris8@tampabay.rr.com • jackson.morris@rule144solution.com
www.Rule144Solution.com

Signature page

Comment 5. Please remove the reference to a post-effective amendment.

The registrant has removed reference to “post-effective” wherever it appeared in reference to this registration statement.

Legal opinion, Exhibit 5.1

Comment 6. Please have counsel update the legal opinion to refer to the correct Form, to remove references to the 30,000,000 shares that are no longer in the registration statement and to make the number of shares in the opinion consistent with the reduced number of shares being registered.

The registrant has filed an opinion of current counsel with respect to the corrected number of shares covered by the prospectus.

Comment 7. Please have counsel revise the legal opinion to also include counsel’s consent to the use of his name under the caption “Interests of Named Experts and Counsel” on page 13. See Rule 436 of Regulation C under the Securities Act.

Counsel’s opinion includes the consent to use of his name under the caption “Interests of Named Experts and Counsel” on page 13

Thanks you for your attention to this matter. Do not hesitate to contact me in the event you have any questions regarding this amendment, the other pending registration statement or reports filed by the registrant.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris